EXHIBIT 99.1
Explanation of Responses

(1)
The 5,246,069 shares of Common Stock were issued upon the conversion of 8,322 shares of Series B Convertible Preferred Stock (the "Series B Preferred") held by Sector Performance Fund, LP and SPF SBS LP (collectively, the “Investment Funds”). Each share of the Series B Preferred is convertible at any time, at the option of the holder thereof, into shares of Common Stock. According to its terms, each share of Series B Preferred is (i) convertible into 50 shares of Common Stock, subject to standard structural anti-dilution adjustments for stock splits, dividends and similar events, and (ii) entitled to a two-for-one liquidation preference in certain circumstances, including the current conversion. In order to facilitate the registered public offering of shares of Common Stock pursuant to the Company's Registration Statement on Form S-1 (Commission File No. 333-168854) (the “Offering”), the holders of the Series B Preferred agreed to convert their stock into shares of Common Stock upon the consummation of the Offering.

(2)
The Offering was consummated on November 16, 2010. As an inducement to agree to such conversion, the Company agreed to modify the conversion price, while also giving effect to the two-for-one liquidation preference, such that the conversion price represented a 6.5% discount to the offering price to the public of the Common Stock in the Offering. All shares of Series B Preferred were automatically converted to shares of Common Stock pursuant to these terms. All share numbers give effect to the one-for-28 reverse split of the Common Stock, which was effected on November 9, 2010.

(3)
The reporting person holds a direct or indirect interest in the Investment Funds. In addition, the reporting person is an executive officer and member of Sector Performance LLC, which is the direct or indirect general partner of the Investment Funds (the “General Partner”). As a result of the foregoing, the reporting person may be deemed to beneficially own all or a portion of the shares of Series B Preferred beneficially owned by the Investment Funds. In addition, the reporting person is a member of a six-person committee (consisting of the reporting person, Joseph Colonnetta, Jason H. Downie, Edward Herring, John R. Muse and Andrew Rosen) that exercises, on behalf of the General Partner, voting and dispositive powers over the securities held by each Investment Fund. No single member of the committee has sole dispositive and/or voting power over the securities held by the Investment Funds. The reporting person disclaims the existence of a group and disclaims beneficial ownership of shares of Series B Preferred not owned of record by him, except to the extent of any pecuniary interest therein.